Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF
SHANDA GAMES LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 22th, 2014

The undersigned shareholder of Shanda Games Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated December 3rd, 2014, and hereby appoints and, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 22th, 2014, at 10:00 a.m., local time, at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong, or at any adjournment or postponement thereof, and to vote all Class A or Class B ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	To re-elect Mr. Yingfeng Zhang as a director of the Company
PROPOSAL NO. 2:	To re-elect Mr. Danian Chen as a director of the Company
PROPOSAL NO. 3:	To re-elect Mr. Li Yao as a director of the Company
PROPOSAL NO. 4:	To re-elect Mr. Shengming Ma as a director of the Company
PROPOSAL NO. 5:	To re-elect Mr. Andy Lin as a director of the Company
PROPOSAL NO. 6:	To re-elect Mr. Heng Wing Chan as a director of the Company
PROPOSAL NO. 7:	To re-elect Mr. Yong Gui as a director of the Company
PROPOSAL NO. 8:	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2014.

This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible.

☐ê DETACH PROXY CARD HERE ê

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Mark, sign, date and return this Proxy Card promptly
using the enclosed envelope.

This Proxy Card must be received		Votes must be indicated
prior to 10:00 a.m., local time, on December 22th, 2014		(x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	To re-elect Mr. Yingfeng Zhang as a director of the Company	☐	☐	☐
PROPOSAL NO. 2:	To re-elect Mr. Danian Chen as a director of the Company	☐	☐	☐
PROPOSAL NO. 3:	To re-elect Mr. Li Yao as a director of the Company	☐	☐	☐
PROPOSAL NO. 4:	To re-elect Mr. Shengming Ma as a director of the Company	☐	☐	☐
PROPOSAL NO. 5:	To re-elect Mr. Andy Lin as a director of the Company	☐	☐	☐
PROPOSAL NO. 6:	To re-elect Mr. Heng Wing Chan as a director of the Company	☐	☐	☐
PROPOSAL NO. 7:	To re-elect Mr. Yong Gui as a director of the Company	☐	☐	☐
PROPOSAL NO. 8:	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2014.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on November 12th, 2014. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation.

Share Owner signs here	Co-Owner signs here

Date: